Simmons First Investment Group, Inc.
Notes to Financial Statements
December 31, 2016 and 2015

Note 1: Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations

Simmons First Investment Group, Inc. (the Company) (a wholly owned subsidiary of Simmons First National Bank (the Bank), which is a wholly owned subsidiary of Simmons First National Corporation (the Corporation)) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA).

On October 14, 2016, the Corporation closed the Institutional Division of the broker dealer. The 2016 & 2015 audited financial statements represent 12 full months' financial results for the Institutional and Retail combined Divisions. As a result of the closure, the Company removed several lines of products and no longer offers Institutional services. Institutional services include principal transactions, agency transactions and participation in syndicate and selling groups of various underwriting activities. The Institutional service revenue is derived primarily from the sale of fixed-income securities, *i.e.*, U.S. government securities, U.S. agency securities, municipal securities, corporate bonds and money market instruments to both institutional and individual customers. Retail services include a wide range of products, including exchange traded equities, equities traded over the counter, options, mutual funds, unit investment trusts, variable annuities, municipal bonds, OTC corporate bonds and certificates of deposit. The Company is also registered as an Investment Advisor in seven states and offers investment advisory services on a fee basis.

The Company conducts its business primarily in the state of Arkansas and is subject to competition from other securities dealers. The Company is subject to the regulation of certain federal and state agencies and undergoes periodic examinations by those regulatory authorities.

The Company clears all transactions on behalf of customers on a fully disclosed basis with clearing broker-dealers and promptly transmits all customer funds and securities to the clearing broker-dealers. The clearing broker-dealers carry all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents

Cash and securities segregated under federal and other regulations are not considered as a cash equivalent for purposes of the statement of cash flows because such assets would be segregated for the benefit of customers only. At December 31, 2016 and 2015, no amounts were required to be segregated pursuant to federal and other regulations.

Securities Transactions

Trading activities are engaged in by the Company both for its own account and on behalf of its customers and are recorded on a trade date basis. Profits and losses arising from all securities transactions entered into for the account and risk of the Company are also recorded on a trade date basis.

Quoted market prices, when available, are used to determine the fair value of trading instruments. If quoted market prices are not available, then fair values are estimated using pricing models, quoted prices of instruments with similar characteristics or discounted cash flows.

Goodwill

Goodwill is evaluated annually for impairment or more frequently if impairment indicators are present. A qualitative assessment is performed to determine whether the existence of events or circumstances leads to a determination that it is more likely than not the fair value is less than the carrying amount, including goodwill. If, based on the evaluation, it is determined to be more likely than not that the fair value is less than the carrying value, then goodwill is tested further for impairment. If the implied fair value of goodwill is lower than its carrying amount, a goodwill impairment is indicated and goodwill is written down to its implied fair value. Subsequent increases in goodwill value are not recognized in the financial statements.

Intangible Assets

Intangible assets with finite lives are being amortized on the straight-line basis over twelve years. Such assets are periodically evaluated as to the recoverability of their carrying values.

Premises and Equipment

Depreciable assets are stated at cost, less accumulated depreciation. Depreciation is charged to expense using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are capitalized and amortized by the straight-line method over the terms of the respective leases or the estimated lives of the improvements, whichever is shorter.

Off-Balance-Sheet Risk

The Company's customer securities transactions are introduced on a fully disclosed basis with its clearing broker-dealers. The clearing broker-dealers carry all of the accounts of the customers of the Company and are responsible for the execution, collection and payment of funds and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that the customers may be unable to fulfill their contractual commitments, wherein the clearing broker-dealers may charge any losses they incur to the Company. The Company seeks to minimize this risk through procedures designed to monitor the creditworthiness of its customers and procedures to ensure that customer transactions are executed properly by the clearing broker-dealers.

Commissions

Customer's securities transactions are reported on a settlement date basis with related commission revenues and related expenses recorded on a trade date basis.

Underwriting

Underwriting revenues include gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Management fees are recorded on offering date, sales concessions on settlement date, and underwriting fees at the time the underwriting is completed and the income is reasonably determinable. Underwriting expenses that are deferred are recognized at the time the related revenues are recorded, in the event that transactions are not completed and the securities are not issued, the Company expenses those costs.

Income Taxes

The Company participates in the filing of a consolidated income tax return with its parent company, Simmons Bank, and its parent, Simmons First National Corporation, and other affiliated companies. Each member's tax is computed on a separate return basis.

During the years ended December 31, 2016 and 2015, the Company received $274,995 and $52,140 from an affiliate for income taxes. As of December 31, 2016 and 2015, the Company has a payable to affiliate for income taxes of $121,769 and $33,187, respectively.

Deferred tax assets and liabilities are recognized for the tax effects of differences between the financial statement and tax bases of assets and liabilities. A valuation allowance is established to reduce deferred tax assets if it is more likely than not that a deferred tax asset will not be realized.

The Company files income tax returns in the U.S. federal jurisdiction and Arkansas and Tennessee state jurisdictions. The Company's income tax returns are open and subject to examinations from the 2013 tax year and forward.

Employee Benefit Plans

At December 31, 2016 and 2015, the Company participated in both a 401(k) retirement plan and a profit sharing plan of the Corporation, which are described more fully in *Note 10*.

Reclassifications

Certain amounts in the prior period statement of operations have been reclassified to conform to the current period financial statement presentation. These reclassifications had no effect on previously reported net loss. *See Note 2*.

Note 2: Discontinued Operations

On October 14, 2016, the Corporation closed the Institutional Division of the broker dealer. As a result of the closure, the Corporation removed several lines of the products and no longer offers Institutional services. Cash flows deficit from Operating Activities for the Institutional Division represent $4,130,665 and $528,107 for 2016 and 2015, respectively. The Corporation did not report any cash flows from Investing and Financing Activities during 2016 and 2015 for the Institutional Division.

The following table represents the condensed results of operations from discontinued operations including amounts that have been reclassified for the year ended December 31, 2015 to conform to the current year presentation for the Institutional Division:

	2016	2015
Revenues		
Transaction revenue	$1,175,083	$771,541
Profit from underwriting and selling groups	16,483	16,920
	1,191,566	788,461
Expenses		
Operating Expenses	2,071,246	1,555,180
Other Expenses	6,377	5,518
	2,077,623	1,560,698
Loss from discontinued operations before income taxes	(886,057)	(772,237)
Income Tax Benefit	(343,247)	(290,670)
Loss from discontinued operations, net of tax	$ (542,810)	$ (481,567)

Note 3: Securities Owned

The fair values of securities owned are as follows:

	2016	2015
U.S. government-sponsored enterprises (GSEs)	$ --	$ 1,989,000
Money market funds	--	2,408,770
Total	$ --	$ 4,397,770

Note 4: Premises and Equipment

Major classifications of premises and equipment, stated at cost, are as follows:

	2016	2015
Leasehold Improvements	$ 345,291	$ 104,893
Equipment and Furniture & Fixtures	191,926	219,125
	537,217	324,018
Less accumulated depreciation	300,270	263,922
Net premises and equipment	$ 236,947	$ 60,096

Note 5: Receivable From and Payable to Clearing Organizations

Amounts receivable and payable to clearing organizations at December 31, 2016 and 2015, consisted of $182,556 and $202,731, respectively, in fees and commissions receivable and $0 and $1,184, respectively, in fees and commissions payable. The Company clears certain of its proprietary and customer transactions through other broker-dealers on a fully disclosed basis. The amount payable to the clearing broker relates to the aforementioned transactions and is collateralized by securities owned by the Company.

Note 6: Other Intangible Assets

The carrying basis and accumulated amortization of recognized intangible assets at December 31, 2016 and 2015, were:

| | 2016 | | 2015 | |
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Customer Relationship	$2,050,000	$384,667	$2,050,000	$213,833

Amortization expense for the years ended December 31, 2016 and 2015, was $170,833 and $170,833, respectively. Estimated amortization expense for each of the following five years is:

2017	$ 170,833
2018	170,833
2019	170,833
2020	170,833
2021	170,833

Note 7: Income Taxes

The income tax benefit includes the following components:

	2016	2015
Current tax benefit	$ 177,949	$ 198,279
Deferred income tax benefit (expense)	80,279	(66,089)
Income tax benefit	$ 258,228	$ 132,190

A reconciliation of income tax benefit at the statutory rate to the Company's actual income tax expense is shown below:

Simmons First Investment Group, Inc.
Notes to Financial Statements
December 31, 2016 and 2015

		2016		2015
Computed at the statutory rate (35%)	$	236,645	$	122,906
Increase (Decrease) resulting from:				
Nondeductible meals and entertainment		(8,067)		(8,013)
State income taxes, net of U.S. federal income tax effects		29,431		17,297
Other differences, net		219		--
Income tax benefit	$	258,228	$	132,190

The tax effects of temporary differences related to deferred taxes shown on the balance sheet were:

		2016		2015
Deferred tax assets				
Vacation accrual	$	16,086	$	17,743
Wages accrual		--		9,728
Other		520		342
	$	16,606	$	27,813
Deferred tax liabilities				
Depreciation	$	(1,136)	$	(11,163)
Prepaid expense		(3,398)		(27,556)
Customer relationship intangible		(664,779)		(720,236)
		(669,333)	$	(758,954)
Net deferred tax liability	$	(652,727)	$	(731,142)

Note 8:   Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2016 and 2015, the Company had:

	2016	2015
Net capital, as defined	$2,238,207	$6,125,385
Required net capital	250,000	250,000
Excess Net Capital	$1,988,207	$5,875,385
Ratio of aggregate indebtedness to net capital	0.1600 to 1	0.0265 to 1

Note 9: Related Party Transactions

The Company has entered into agreements with the Bank where the Bank has agreed to provide various services for the Company and share the cost of employment of certain associates who are also active officers of the Bank. The Company also records its share of expenses for services provided by the Bank from the Company's expense-sharing agreement entered into during the period ended December 31, 2016 and 2015. At December 31, 2016 and 2015, the Company had recognized corporate service expenses in the amount of $56,712 for both years and $248,227 for construction in progress reimbursement for 2016. At December 31, 2016 the company had $121,769 income tax payable to the Company and $33,187 at December 31, 2015. Net reimbursement from the Bank for services and personnel expenses in 2016 and 2015 amounted to $217,009 and $215,129 respectively.

The Company's cash held by the Bank was $223,286 and $266,961 at December 31, 2016 and 2015, respectively.

Note 10: Employee Benefit Plans

The Company participates in a corporate-wide 401(k) retirement plan covering substantially all employees of the Corporation. The Company has also participated in a corporate-wide profit sharing and employee stock ownership plan (ESOP) covering substantially all employees of the Corporation. Effective December 31, 2016, the ESOP was merged into the Corporation's 401(k) retirement plan. This merger will allow participants to fully diversify their ESOP account balance and have reporting access to all retirement account balances in one place. The Company's contribution expense to the plans totaled $113,224 and $74,199 in 2016 and 2015, respectively.

Note 11: Significant Estimates and Concentrations

Simmons First Investment Group, Inc.
Notes to Financial Statements
December 31, 2016 and 2015

Accounting principles generally accepted in the United States of America require disclosure of certain significant estimates and current vulnerabilities due to certain concentrations. Those matters include the following:

Transaction Revenue

In 2016 and 2015 the Company did not generate more than 10% of total transaction revenue from any single customer.

Note 12:   Disclosures about Fair Value of Financial Instruments

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value measurements must maximize the use of observable inputs and minimize the use of unobservable inputs. There is a hierarchy of three levels of inputs that may be used to measure fair value:

Level 1   Quoted prices in active markets for identical assets or liabilities

Level 2   Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities

Level 3   Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities

Following is a description of the inputs and valuation methodologies used for assets and liabilities measured at fair value on a recurring basis and recognized in the accompanying statements of financial condition, as well as the general classification of such assets and liabilities pursuant to the valuation hierarchy.

Securities Owned

Securities owned are the only material instruments valued on a recurring basis that are held by the Company at fair value. Where quoted market prices are available in an active market, securities are classified within Level 1 of the valuation hierarchy. Level 1 securities would include highly liquid government bonds, mortgage products and exchange-traded equities. If quoted market prices are not available, then fair values are estimated by using pricing models, quoted prices of securities with similar characteristics or discounted cash flows. Level 2 securities include U.S. agency securities, mortgage-backed agency securities, obligations of states and political subdivisions and certain corporate, asset-backed and other securities. In certain cases where Level 1 or Level 2 inputs are not available, securities are classified within Level 3 of the hierarchy.

The following table presents estimated fair values of the Company's financial instruments. The Company did not have any security positions as of December 31, 2016

Simmons First Investment Group, Inc.
Notes to Financial Statements
December 31, 2016 and 2015

	Fair Value	Quote Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
December 31, 2015				
U.S. government-sponsored enterprises (GSEs)	$1,989,000	-	$1,989,000	-
Money market funds	$2,408,770	$2,408,770	-	-

The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

Money Market Funds

The carrying amount approximates fair value.

US Government Sponsored Enterprises (GSEs)

Fair values equal quoted market prices, if available. If quoted market prices are not available, fair values are estimated based on quoted market prices of similar securities.

Note 13:   Leases

The Company has one operating lease for the office space located at 11700 Cantrell Road, Little Rock, AR 72223. This Lease will expire on January 30, 2022.

Future minimum lease payments under operating leases are:

	Operating Leases
2017	$130,404
2018	133,666
2019	137,008
2020	140,433
2021	143,944
Thereafter	143,944
Total minimum lease payments	$829,399

Note 14:   Subsequent Events

Subsequent events have been evaluated through February 28, 2017, which is the date the financial statements were issued.